Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Beanstox Inc.
75 State Street, Suite 100
Boston, MA 02109
www.beanstox.com

Up to $3,929,998.75 in Class B Non-Voting Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Beanstox Inc.
Address: 75 State Street, Suite 100, Boston, MA 02109
State of Incorporation: DE
Date Incorporated: March 14, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $3,929,998.75 | 3,143,999 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Company Perks***</u>

Early Bird

First 72 hours - Friends and Family - 20% bonus shares

Next 72 hours - Super Early Bird Bonus - 10% bonus shares

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$5,000+ 5% bonus shares

$10,000+ 10% bonus shares

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Beanstox Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.25/ share, you will receive and own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Company's Business. Inspired by well-known Shark Tank investor Kevin O'Leary and his investment philosophy, Beanstox is a business designed to meet the savings and investment needs of over 100 million Americans, who have little or no savings and investments, and almost nothing set aside for retirement. Beanstox provides an automated wealth building service, with the recently upgraded Beanstox App, and is evaluating adding mobile banking services. Beanstox's target market is this large population of potential new investors, including young adult investors. Beanstox provides clients with access to automated internet-based advisory investment services, available online through the Beanstox mobile application (the "App"), designed to make it simple and easy for clients to open an account, establish their investment goals, and connect to their bank for their initial investment and automated recurring investment. Beanstox generates personalized portfolios using exchange traded funds (ETFs), as well as automated portfolio rebalancing and automated dividend reinvestment. Beanstox mobile banking services being evaluated include checking and savings accounts, debit cards, and more, focused on improved wealth building services and potentially adding revenue per client. Beanstox also provides clients with information on personal finance and investing. The Beanstox App redesign released in Q1 2021 is generating positve feedback, and more upgrades are planned following completion of the offering.

Business Model. Beanstox employs a B2C SaaS model (business to consumer, software- as-a-service model) combined with the supporting automated internet-based investment advisory services. The current revenue model is a $5 monthly subscription, with estimated monthly variable costs of approximately $1 for IT services (Amazon Web Services and Bambu), bank data connections (Plaid Inc.), as well as client account maintenance, trading, custody, and reporting (DriveWealth LLC as broker-dealer). Our internal team includes professionals for product development, business development and marketing, investment management and compliance, as well as customer support. Our current cost structure allows us to be profitable with approximately 30,000 clients using the service. Our marketing plans include leveraging the impact of Kevin O'Leary in both traditional media (e.g. TV, radio) and social media, with over 3 million followers across his platforms, and in collaboration with other digital media partners. Mr. O'Leary's name, brand and personality is trusted by many, which management believes should be an asset as we introduce the Beanstox brand more broadly to consumers.

Corporate Structure. Beanstox cofounders, Chairman Kevin O'Leary, and CEO Connor O'Brien, each indirectly own 46.5% of the Beanstox agregate equity (for a total of approximately 93%). The cofounders funded the development of Beanstox all the way through commercial launch and until the $1.07 million crowdfunding completed in 2020. Crowdfunding investors own approximately 7% of the Beanstox aggregate equity. This current Crowdfunding Offering is designed to accelerate Beanstox product developement and client growth.

Deloitte:
https://www.dol.gov/sites/dolgov/files/EBSA/researchers/analysis/retirement/brokerage-accounts-in-the-us.pdf

Yahoo finance: https://finance.yahoo.com/news/58-americans-less-1-000-090000503.html

(The contents of these articles are not incorporated into this Form C.)

Competitors and Industry

Competitors & Industry. Although the consumer-focused financial services industry in the U.S. is immense and mature, 100 million or more Americans have not started investing through a traditional bank or traditional investment firm. New technologies now make it possible to provide cost-effective automated savings and investment services to this population segment. Some traditional firms are adapting, providing more accessible services, although many are selling their own products, requiring elevated minimums, and charging complex fees. Some new "disruptors" have entered the market with success, each offering its own approach to investing, some attracting over 3 million clients, as summarized below.

Beanstox is providing access to automated internet-based investment advisory services through the App, designed to be a "game changer" for many consumers, for a simple monthly subscription fee of $5 (an additional fee 0.25% on account value over $25,000 is being waived until further notice).

Traditional banks and firms. Banks and traditional wealth management firms have left 100 million people "unserved" which may suggest they did not appeal to these consumers for many reasons. Generally, the services offered by mature companies require large initial investment amounts, such as "minimum investments of $100,000", and involves annual costs of 1% of assets under management, or $1,000 per year based on assets of $100,000, partly reflecting the costs of overhead, personnel, paperwork and manual processes. In addition, some people never get started, because "investing looks complicated". Traditional firms that are adapting by providing more accessible services, include big names such as Fidelity, Schwab and Vanguard, each with their own style and level of fees, although many essentially selling their own products, requiring high minimum investments, and charging complex fees.

The new "Disruptors". Technology has allowed several newer companies to evolve, and consumers have responded to "new brands" and "disruptors" that have attracted several million people to open accounts. This success is a positive for investors and for Beanstox, confirming consumer demand for new forms of investment advisory services, some of which are summarized in two categories below.

Category 1 – "Simple but less Serious". Some of the simplest new services are subscription based apps that provide "round up" investing of small amounts, generated by rounding up credit card purchases (e.g. to the nearest whole dollar), resulting in small average account balances (e.g. $300-400), with some investing in portfolios that are very standardized (less personalized) and some having the client select investments from a list of themes. Two of the largest of these "disruptors", Acorns and Stash, have each attracted over 3 million accounts at subscription pricing ranging from $1-$9/month, and both have attracted venture financing at valuations of $800 million or more, Acorns in 2019 and Stash in 2020. These services have small average account balances, usually under $500, which could indicate that consumers might find them to be less serious for bigger investments. However, these two investment advisory services have each attracted over 3 million clients which would indicate demand for simplified services.

Category 2 – "Serious but less Simple". Some more advanced automated investment services provide more complex and personalized portfolios. They appeal to more affluent investors with higher average annual incomes (e.g. $100,000+) and larger average account balances (e.g. $40,000+) and they charge more complex pricing expressed as an annual percentage of client assets (e.g. 0.25% to 0.50%, which is $100-$200 annually on $40,000 accounts) in addition to other fees and conditions. These disruptors have far fewer clients than the simple disruptors described above, who have over five times more clients, possibly indicating a consumer preference for simplicity.

BEANSTOX – A Disruptor that is "Serious AND Simple". Beanstox is differentiated, being both "serious" and "simple", aiming to serve people who are ready to invest more serious amounts than "credit card round ups" (e.g. only $0.01 to $0.99 at a time). Beanstox's marketing suggests serious investing begins with investing an initial minimum amount of $100 and then $50 to $100 week (perhaps 10% of each paycheck). The App is designed to provide a user experience and monthly pricing that is simple. Beanstox believes this approach will appeal to a large segment of the consumer market.

Current Stage and Roadmap

Current Stage & Road Map. Beanstox successfully released an upgraded rebranded version of the Beanstox App in the AppStore and Google Play, integrated with business partners including Amazon Web Services, Bambu Technologies, Plaid Technologies, and DriveWealth LLC broker-dealer services. Our upgrade focused on enhancing the user experience, and our marketing initiatives generated client growth at attractive Client Acquisition Costs (CAC). After the current crowdfunding offering, plans include accelerated marketing and client growth, including the strategies described below.

Product development. The Beanstox automated wealth service is our core service that we continue to develop and grow, providing automated Seriously Simple Investing for a $5/month subscription revenue. Beanstox also aims to provide additional personal finance services alongside automated wealth building. Providing clients with a combination of services has potential to expand client growth and add revenue streams. One example is digital banking, or NeoBank, provided as a branded Beanstox client experience, supported by a digital banking services partner, as done successfully by other new brands (examples: Chime; Dave). NeoBanks use technology to provide banking solutions, checking and savings accounts, debit cards and more, usually without any physical branch locations and a limited employee base. Beanstox is evaluating the potential to make investing and banking even easier by introducing Beanstox mobile banking (NeoBank model), with integrated cost-effective banking services, aiming to improve client service and accelerate growth. Neobanks are fintech companies providing digital banking services exclusively through mobile applications or websites. They do not have traditional physical branch locations, have reduced employee costs and some leverage the banking infrastructure provided by partner banks. The $27 billion neobank market has already experienced explosive growth with an estimated 39 million users globally.Although there are no assurances that Beanstox will successfully develop such products, management sees significant potential and agrees with many experts who expect strong growth of the NeoBank market.

https://www.businessinsider.com/global-neobanks-report

https://www.emarketer.com/content/neobanking-on-growth

Marketing Strategies. The involvement of Kevin O'Leary creates a diverse set of "smart marketing" opportunities, which is our term for low-cost initiatives such as PR, traditional media, social media, and collaboration with various business partners. Management ran several successful PR initiatives tests, gaining coverage on US News, MarketWatch, Benzinga, Yahoo Finance, and more. Management also expects cost-effective advantages in advertisement and marketing (e.g. digital, TV, radio) due to Mr. O'Leary's involvement because he is a name, face and voice recognized and trusted by millions of people.

Team building. Staffing plans reflect gradual growth in staff for customer support, marketing and business partnerships, investment, operations, and compliance, as well as product management and technology. We recently hired a Chief Operating Officer who joined us from SoFi, a personal finance Fintech business, valued at over $10 billion following its recent SPAC deal and public listing. Our new COO brings a wealth of Fintech experience, including building B2C digital bank and NeoBank products. Other key individuals were added in product development and marketing, with other key hires planned for the near future. Most internal staffing requirements have limited sensitivity to client growth, except for customer support, with expected ratios of one team member for every 15,000 clients (estimated budget cost of $60,000/yr/person). Significantly, management designed the business to involve extensive outsourcing, which management believes allows our staffing ratios to be quite efficient compared to other leading wealth management "disruptors" that have 300+ employees.

The Team

Officers and Directors

Name: Connor O'Brien

Connor O'Brien's current primary role is with Beanstox Investments Inc. (sole shareholder of the Company). Connor O'Brien currently services 30 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Director & Co-Owner
  Dates of Service: March 14, 2018 - Present
  Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of the Company and more specifically focuses on business development and growth strategies, team building, marketing and investment work. Mr. O'Brien does not currently receive a salary for his roles. He indirectly holds equity compensation through Beanstox Investments Inc.

Other business experience in the past three years:

- **Employer:** Beanstox Investments Inc. (sole shareholder of the Company)
  Title: Director and President
  Dates of Service: June 02, 2017 - Present
  Responsibilities: Chief Executive Officer

Other business experience in the past three years:

- **Employer:** O'Shares Investment Advisers, LLC
  Title: Director and President (CEO)
  Dates of Service: March 29, 2016 - Present
  Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of O'Shares Investment Advisers, LLC and more specifically focuses on business development and growth strategies, team building, marketing and investment work. Mr. O'Brien's currently services 30 to 40 hours per week in his role with O'Shares Investments Advisers, LLC.

Other business experience in the past three years:

- **Employer:** O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
  Title: Director and President
  Dates of Service: March 18, 2015 - Present
  Responsibilities: As Chief Executive Officer Mr. O'Brien currently services 15

hours per week in his role with the Company.

Other business experience in the past three years:

- **Employer:** Stanton Asset Management Inc.
  Title: Director and President
  Dates of Service: September 26, 2002 - Present
  Responsibilities: Oversight of operations

Other business experience in the past three years:

- **Employer:** Fintech Strategies Corp.
  Title: Director and President
  Dates of Service: January 10, 2018 - Present
  Responsibilities: oversight of operations of holding company

Other business experience in the past three years:

- **Employer:** Stanton Assets Inc.
  Title: Director and President
  Dates of Service: December 21, 2010 - Present
  Responsibilities: Oversight of operations of holding company

Name: Kevin O'Leary

Kevin O'Leary's current primary role is with O'Leary Productions Inc.. Kevin O'Leary currently services 15 to 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & Co-Owner
  Dates of Service: March 14, 2018 - Present
  Responsibilities: Mr. O'Leary oversees the Board of Directors and focuses on marketing activities for the Company. Mr. O'Leary does not currently receive a salary for his role. He indirectly holds equity compensation through Beanstox Investments Inc.

Other business experience in the past three years:

- **Employer:** Beanstox Investment Inc. (Sole shareholder of Beanstox)
  Title: Chairman
  Dates of Service: March 29, 2016 - Present
  Responsibilities: Mr. O'Leary oversees the board of directors and focuses on marketing activities for the Company.

Other business experience in the past three years:

- **Employer:** O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
  Title: Chairman
  Dates of Service: March 18, 2015 - Present
  Responsibilities: general oversight of board of directors and company management

Other business experience in the past three years:

- **Employer:** O'Leary Productions Inc.
  Title: President
  Dates of Service: February 12, 2012 - Present
  Responsibilities: Chief Executive Officer Mr. O'Leary currently services 35 hours per week in his role with O'Leary Productions Inc.

Other business experience in the past three years:

- **Employer:** StartEngine Crowdfunding Inc.
  Title: Strategic Advisor
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Advisor and paid spokesperson

Name: Louise Anne Poirier

Louise Anne Poirier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer, Secretary, and Chief Compliance Officer
  Dates of Service: March 14, 2018 - Present
  Responsibilities: As CFO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance. Ms. Poirier does not currently take a salary or direct equity compensation.

Other business experience in the past three years:

- **Employer:** Beanstox Investments Inc.
  Title: Treasurer and Secretary
  Dates of Service: June 02, 2017 - Present
  Responsibilities: CFO, CCO

Other business experience in the past three years:

- **Employer:** O'Shares Investment Advisers, LLC
  Title: Treasurer and Secretary and Chief Compliance Officer
  Dates of Service: March 29, 2016 - Present
  Responsibilities: As CFO, COO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance

Other business experience in the past three years:

- **Employer:** O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
  Title: Treasurer and Secretary
  Dates of Service: March 18, 2015 - Present
  Responsibilities: CFO, COO

Other business experience in the past three years:

- **Employer:** Stanton Asset Management Inc.
  Title: Treasurer and Chief Compliance Officer
  Dates of Service: March 31, 2018 - Present
  Responsibilities: oversight of administration, finances and compliance

Other business experience in the past three years:

- **Employer:** Stanton Assets Inc.
  Title: Treasurer
  Dates of Service: January 02, 2011 - Present
  Responsibilities: oversight of finances

Other business experience in the past three years:

- **Employer:** Fintech Strategies Corp.
  Title: Treasurer
  Dates of Service: January 19, 2018 - Present
  Responsibilities: oversight of finances

Name: Carrie Farnsworth

Carrie Farnsworth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: May 31, 2021 - Present

Responsibilities: Oversight of company operations. Ms. Farnsworth has a salary commensurate with her role and experience, and is eligible for the employee equity incentive plan.

Other business experience in the past three years:

- **Employer:** Sofi
  Title: Director PMO Operations and Technology
  Dates of Service: June 01, 2018 - May 21, 2021
  Responsibilities: Oversight of PMO Operations and Technology

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will able to provide its services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Shares purchased through this crowdfunding Offering is subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family or a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Shares you receive. More importantly, there is no established market for these Shares and there may never be one. As a result, if you decide to sell these Shares in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering the Shares in the amount of up to $3,929,998.75 in this Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Shares. In addition, if we need to raise more equity capital from the sale of Shares, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per Share.

Management Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on management's current business plan. Management, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one

category to another, and will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for financial advisory services and investment. Our revenues are therefore dependent upon the market for such service. Fees for internet-based investment advisory services are not long-term contracted sources of revenue and are not predictable. A decline in the market for such services would adversely affect our business.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets its target amount of $3,929,998.75 for this Offering, management may request that StartEngine instruct the escrow agent to disburse Offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the Company and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The Company will compete with larger, established companies who currently have products on the market or in various respective product development programs. Competitors may have much better financial means and sales & marketing sales and human resources than the Company. Competitors may succeed in developing and marketing competing equivalent products earlier than the Company, or superior products than those developed by us. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Beanstox is an automated internet-based investment advisory services which launched its initial public phase in March 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of new competitors into the market. The Company will only be able to pay dividends on any Shares once the Company's directors determine that the Company is financially able to do so. Beanstox has incurred a net loss to date and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it is because you think that automated internet-based investment advisory services is a good idea, that the management team will be able to successfully market and sell the Company's products and services, that management can price them right and sell them to enough peoples so that the Company will succeed. Further, the Company has never turned a profit and there is no assurance that it will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if management believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, management might choose not to file suit because the Company lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because management believes that the cost of enforcing the Company's trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Small companies such as Beanstox can be dependent on key personnel. Although management believes it has the personnel resources in place to address the potential loss of key personnel such as Mr. O'Leary, Mr. O'Brien and Ms. Poirier, there are no assurances that this would not have a material impact on the Company. In addition, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, the Company may not be able to locate or attract qualified individuals for such positions when needed. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or makes too many hiring mistakes, it is likely the Company's business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the SEC (Securities and Exchange Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Beanstox or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Beanstox could harm our reputation and materially negatively impact our financial condition and business.

New Technology
The Beanstox Robo App is a new product in its marketing testing phase. There are no assurances that this product will be a successful competitor in the automated internet-based investment advisory service space.

Company is reliant on one main type of service
All of the Company's current services are variants on one type of product, providing a platform for investment advisory services. The Company's revenues are therefore dependent upon the market for such services.

The Company's new product could fail to achieve the expected sales projections
The Company's growth projections are based on an assumption that with an increased advertising and marketing budget the Company's products will be able to gain traction in the marketplace at a faster rate. It is possible that the Company's products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of the Company's key personnel, or the Company's failure to attract and retain other highly qualified personnel in the future, could harm the

Company's business
Small companies such as Beanstox can be dependent on key personnel. Although management believes it has the personnel resources in place to address the potential loss of key personnel such as Mr. O'Leary, Mr. O'Brien and Ms. Poirier, there are no assurances that this would not have a material impact on the Company. In addition, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, the Company may not be able to locate or attract qualified individuals for such positions when needed. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or makes too many hiring mistakes, it is likely the Company's business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Company's ability to sell its product or service is dependent on outside government regulation which can be subject to change at any time
The Company's ability to sell its products and services is dependent on government regulators such as the SEC and other relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do then the selling of its products and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its products and services and therefore your investment in the Company may be affected.

The Company relies on third parties to provide services essential to the success of its business
The Company relies on third parties to provide a variety of essential business functions, including technology development, broker dealer services, [others], as well as legal and advertising services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that they will experience delays, defects, errors, or other problems with their work that will materially impact the Company's operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, the Company may be vulnerable to hackers who may access the data of our investors that utilize our platform. Further, any significant disruption in service by the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors interested in using the Company's platform. Further, the Company relies on a third-party technology

provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm the Company's reputation and materially negatively impact the Company's financial condition and business.

New Technology

The App is a new product in its marketing testing phase. There are no assurances that this product will be a successful competitor in the automated internet-based investment advisory service space.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Beanstox Investments Inc. (Fintech Strategies Corp. 50%; ShawStreet Investments ULC 25%; O'Leary Productions Inc. 25%)	20,000,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, and Class A Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,143,999 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 1,580,082 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Drag Along Rights.

a) Defintions

b) If at any time any one or more Stockholders who hold, in the aggregate, no less than 51% of the outstanding Class A Voting Common Stock ("Dragging Stockholder(s)"), receive a bona fide offer from any Person other than an Affiliate of any of the Dragging Stockholder(s) ("Third Party Purchaser") to consummate, in one transaction, or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Dragging Stockholder(s) shall have the right to require that the undersigned (the undersigned and any and all direct and indirect transferees of the Common Stock held by the undersigned are herein referred to as a "Drag-along Stockholder") participate in such Change of Control transaction in the manner set forth in this Section 22. Notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall vote in favor of the transaction (to the extent that the Drag-along Stockholder has the right to vote) and take all actions to waive any dissenters, appraisal or other similar rights.

c) The Dragging Stockholder(s) shall exercise its rights pursuant to this Section 22 by delivering a written notice (the "Drag-along Notice") to the Company and the Drag-along Stockholder no later than 20 days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholder's rights and obligations hereunder and shall describe in reasonable detail:

i. the number of shares of Common Stock to be sold by the Dragging Stockholder, if the Drag-along Sale is structured as a transfer of Common Stock;

ii. the identity of the Third Party Purchaser;

iii. the proposed date, time and location of the closing of the Drag-along Sale;

iv. the per share purchase price and the other material terms and conditions of the transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

v. a copy of any form of agreement proposed to be executed in connection therewith.

d) If the Drag-along Sale is structured as a transfer of Common Stock, then, subject to Section 22.e, the Dragging Stockholder and each Drag-along Stockholder shall transfer the number of shares of the class of Common Stock held by such Dragging Stockholder or Drag-along Stockholder equal to the product of (x) the aggregate number of shares of Common Stock (without regard to class) the Third Party Purchaser proposes to buy as stated in the Drag-along Notice and (y) a fraction (A) the numerator of which is equal to, in the case of the Dragging Stockholder, the number of shares of Common Stock (without regard to class) then held by such Dragging Stockholder, and in the case of the Drag-along Stockholder, the number of shares of Common Stock (without regard to class) then held by such Drag-along Stockholder, and (B) the denominator of which is equal to the number of shares of Common Stock (without regard to class) then held by all of the Stockholders (including, for the avoidance of doubt, the Dragging Stockholder).

e) The consideration to be received by a Drag-along Stockholder shall be the same form and amount of consideration per share of Common Stock (without regard to class) to be received by the Dragging Stockholder (or, if the Dragging Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such transfer shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Stockholder transfers its Common Stock. The Drag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Stockholder makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Stockholder, the Drag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Dragging Stockholder and the Drag-along

Stockholder severally and not jointly.

f) The fees and expenses of the Dragging Stockholder incurred in connection with a Drag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Dragging Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by all the Stockholders, including the undersigned, on a pro rata basis, based on the aggregate consideration received by each Stockholder in connection with the Drag-along Sale; provided, that no Stockholder, including the undersigned, shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

g) The Drag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

h) The Dragging Stockholder shall have 120 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 120 day period may be extended for a reasonable time not to exceed 150 days to the extent reasonably necessary to obtain any government approvals). If at the end of such period, the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then effect a transaction subject to this Section 22 without again fully complying with the provisions of this Section 22.

i) Subject to, and without limiting, any other restrictions on the transfer of Common Stock held by the undersigned, the undersigned shall not directly or indirectly transfer any shares of Common Stock held by the undersigned to any other Person ("Transferee") unless the Transferee executes and delivers to the Company an agreement in form and substance acceptable to the Company pursuant to which the Transferee agrees to be bound by the terms and conditions of and subject to this Section 22, as though the Transferee was the undersigned and party to this Subscription Agreement.

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock, you will have no rights with regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more securities, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more securities, an investor could experience value dilution, with each issuance of securities being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per security (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $100.00
Number of Securities Sold: 100
Use of proceeds: 100 shares of common shares were issued to the sole shareholder, Beanstox Investments Inc., for $100. The securities were converted to Class A Voting Common Stock in June 2020 and following a stock split of the securities, 20,000,000 shares of Class A Voting Common Stock we issued to Beanstox Investments Inc.
Date: March 14, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,061,790.75
  Number of Securities Sold: 1,551,767
  Use of proceeds: StartEngine Platform Fees 2.5% of funds Marketing 25% of funds The Company's strategy includes a blend of collaborative marketing managed by internal staff (initially $8,000/mo), and paid ads in both traditional and digital media (initially $20,000/mo). Management plans to gradually increase investment in Marketing by $10,000/month, assuming client growth exceeds 2,000/month, corresponding to monthly increase in ARR (annual revenue run rate) of $120,000. IT Services 16% of funds The Company's strategy will be to continue outsourcing to its current services providers Bambu, DriveWealth, Plaid (being acquired by VISA) and Amazon Web Service ($10,000/m plus an estimated $1.00/m/client), supported by gradual growth of a small internal team initially focused on UI (App User Interface) and trouble-shooting (initially $15,000/m). Staffing 55.5% of funds Plans, in addition to those referenced above, include customer support (2 people initially) and investment operations/compliance (2-3) at an estimated initial cost of $50,000/month and internal IT & Office cost of $18,000/month. StartEngine Premium service 1% of funds StartEngine Premium service
  Date: July 10, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Beanstox revenue was $66,837 in 2020, up from $32,243 in 2019, following the launch in 2020 of the Beanstox app for automated wealth.

Beanstox revenue is generated from client subscriptions at $5/month per client using the Beanstox app and related software as well as wealth management services.

Management expects the number of clients and subscription revenue will continue to grow in 2021.

Recent App upgrades have led to improved client growth rates, and management believes that Beanstox is ready for the next phase of marketing geared at a wider audience.

Gross margins

Management expects the company to reach breakeven with approximately 30,000 clients based on current operations.

Expenses

Beanstox Expenses consist primarily of the cost of service providers, including IT and research and development, fees for professional services, staffing, marketing, and operations/administration. Three new employees were hired in 2020, in each of marketing, product development, and compliance.

Historical results and cash flows:

Management expects revenues to increase with client growth at $5/month/client. Expenses will also grow as we expand our team and client base however expected to grow at a slower rate than client revenue growth. The company aims to break even at approximately 30,000 clients, subject to change as the company's business strategy evolves.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash remains on hand following Beanstox's first crowdfunding offering. The cofounders primarily self funded the business development until the first crowdfunding offering and could continue to do so.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The cofounders have primarily self funded the business development through the first crowdfunding offering. The funds raised through this current crowdfunding offering are important to the near term growth of the company and to generate sustainable revenues. Our App has gained enough initial acceptance that management is confident the company could generate meaningful revenue growth as its marketing program is further expanded.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This crowdfunding offering, although not essential for the Company, is attractive for the potential to to fund accelerated growth and also attract new clients as the crowdfunding process generates visibility.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The cofounders have primarily self funded the business development through the first crowdfunding offering and could continue to do so.

If the Company raises the minimum offering amount, but not more, then we anticipate seeking other sources of financing which we expect would be available in current market conditions, and could include funding by the cofounders (or affiliates). The current minimum monthly burn rate could be limited if necessary to under $50,000 total, primarily for personnel (under $30,000) and technology and other service providers (under $20,000).

How long will you be able to operate the company if you raise your maximum funding goal?

Management believes that if the company raises its maximum funding goal, it will be able to reach its next growth stage of sustainable revenues. In addition, the cofounders primarily self funded the business development until the first crowdfunding offering and could continue to do so.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The cofounders have primarily self funded the business development through the first crowdfunding offering and could continue to do so.

Indebtedness

- **Creditor:** Beanstox Investments Inc.
  Amount Owed: $17,535.00
  Interest Rate: 0.0%
  Since the Company's inception of March 14, 2018, a related party through common ownership advanced funds to the Company for operations. These advances are non-interest bearing. At December 31, 2020, the amount of advances outstanding is $17,535, and are recorded under 'Accounts payable – related party' on the balance sheets.

- **Creditor:** Service Providers
  Amount Owed: $105,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Beanstox Investments Inc.
  Names of 20% owners: Fintech Strategies Corp. (50%) Shaw Street Investments ULC (25%) O'Leary Productions Inc. (25%)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Majority shareholder; provides staffing for operations and marketing.
  Material Terms: Reimbursement of costs for marketing and operations.

- **Name of Entity:** StartEngine CrowdFunding, Inc. ("StartEngine")
  Names of 20% owners: Howard Marks
  Relationship to Company: StartEngine has engaged a 20%+ owner of the Company for certain transactions.
  Nature / amount of interest in the transaction: Kevin O'Leary is a paid spokesperson for StartEngine, which owns the funding portal hosting the Offering.
  Material Terms: Mr. O'Leary is paid $400,000 per year for three years. Mr. O'Leary has also received compensation in the form of 322,506 options of StartEngine CrowdFunding, Inc. securities at a $7.50 strike price.

Valuation

Pre-Money Valuation: $26,975,102.50

Valuation Details:

The Company's valuation philosophy for this Offering is to provide individuals an attractive investment opportunity to participate as investors in Beanstox. The Company's goal is to attract numerous people to also become clients using the App, providing comments and feedback, and helping Beanstox accelerate growth. The founders believe it is in their interest to offer an attractive valuation, as described below.

Progress since prior offerring: Beanstox completed a successful rebrand and upgrade in both App stores, increasing monthly client growth rate from 9/20 to 2/21 by over 100% with limited marketing cost. Beanstox has also added key personnel to the team, to strengthen operations, customer service, product development, marketing and more. Beanstox is now better positioned for growth in automated WealthTech, with potential to also develop and provide clients with NeoBank services in a manner that could enhance the wealth-building services, while also providing banking services such as free checking and high-interest savings accounts, debit cards and more. Providing clients with a combination of services has potential to expand client growth and add revenue streams.

Our valuation approach involves comparable company valuations. Three of the most comparable companies (Acorns, Stash, and Betterment) after the launch of the initial product, and before having significant revenue, had valuations in a range of $53-76 million. Recently, Fintech valuations seem to have increased, as consumer behavior changed due to the pandemic, nevertheless our approach is to establish a valuation at an attractive level relative to the comparable companies.

The valuation analysis included a review of three comparable companies (Acorns, Stash, and Betterment) summarized below, which indicates pre-money valuations by venture capital firms investing as follows:

Stage A. "Before product launch" ranging from $26 million to $42 million; and

Stage B. "After product launch" ranging from $53 million to $76 million.

As it maybe of interest, we note that these three companies have made continued progress with further growth in their business and valuation.

Beanstox, management believes, is currently at a stage comparable to Stage B above, "After product launch", and although a higher valuation could be justified for this round of financing, management has set the valuation at approximately $27 million to attract people to become Beanstox investors, clients, and brand ambassadors, helping Beanstox accelerate growth.

Description of Comparable Company Benchmarks. Acorns, Stash and Betterment, are among the most comparable companies, as they are B2C focused and began as start-ups with "new brands", providing automated wealth management services. Also, each of them is focused on the U.S. market and regulated by the SEC. Acorns and Stash both have monthly subscription models like Beanstox, while Betterment pricing is based on a percentage of the client account value. Each of these three companies, before having any clients, revenue, or even a "Live Beta product", completed financings at valuations ranging from approximately $26 million (Betterment) to $35 million (Stash) and $42 million (Acorns). After these financings, each of these companies completed at least a Live Beta product by the time of their subsequent financings, while management believes Beanstox is now at a more advanced stage. The comparable company financings were at increased valuations ranging from $53 million (Betterment) to $55 million (Stash) and $76 million (Acorns). None of them had any significant revenue at the time of these subsequent financings. Gradually, all three continued with additional financings, and increased valuations.

Beanstox Progress vs Benchmarks. Beanstox is as advanced (more advanced in some ways) than these comparable companies were at the time of their second financing, as Beanstox has completed the release of an initial public App (both iOS and Android), rebranded its app, tested its simple $5/month subscription revenue model (vs monthly fee of $3 for Acorns and $1 to $9 for Stash), and tested numerous marketing strategies finding ways to attract clients at attractive client acquisition cost (CAC). Beanstox also believes it has a marketing asset with Kevin O'Leary and his impact in PR, traditional and social media marketing (over 3 million followers across his social media platforms).

Beanstox Differentiation. Beanstox is differentiated, with a personalized yet simple automated wealth-building service, Kevin O'Leary as a marketing asset, and a favorable operating cost structure compared to the comparable companies (e.g. Beanstox has a lean team, variable cost outsourcing, and automation). Beanstox also expects a marketing cost-benefit of lower customer acquisition cost (CAC) by leveraging Kevin O'Leary and his traditional media and social media impact, successfully tested in generating downloads, clients, and attractive CAC.

Beanstox Business Model. Beanstox has a predictable model for revenue per client of $5/month. Also, the Beanstox App is positioned to appeal to a different, more serious investor, than the current focus of the key subscription-based competitors, Acorns and Stash, which both compete in the credit card "round up" model.

The company set its valuation internally, without a formal-third party independent evaluation.

Sources

https://www.businessinsider.com/betterment-valuation-now-800-million-2017-7

https://pitchbook.com/newsletter/acorns-hits-860m-valuation

https://www.bloomberg.com/news/articles/2020-04-29/stash-valued-at-800-million-as-lendingtree-t-rowe-invest

https://techcrunch.com/2020/06/29/personal-capital-sells-to-empower-retirement-in-deal-worth-up-to-1b/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Working Capital*
  97.5%
  Minimum offering proceeds would be used for payment of offering expenses and general working capital.

If we raise the over allotment amount of $3,929,998.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  25.0%
  Funds will be used to increase our marketing program, including our reach to potential clients.

- *Company Employment*
  57.5%
  Management aims to use funds to hire team members in IT, marketing and business development.

- *IT*
  15.0%
  Funds will be used to continue and increase App development, including to add new features.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.beanstox.com (Financial Information tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/beanstox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Beanstox Inc.

[See attached]

Beanstox

BEANSTOX INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2020 and 2019

BEANSTOX INC.

For the two years ended December 31, 2020 and 2019

Table of Contents

F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of Beanstox Inc.
Boston, MA

Opinion

We have audited the accompanying financial statements of Beanstox Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beanstox Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Beanstox Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respond to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Beanstox Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Beanstox Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
March 26, 2021

BEANSTOX INC.

BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 537,484	$ 14,079
Accounts receivables, net	-	2,275
Other Receivable	54,314	-
Total current assets	591,798	16,354
Subscription receivable - related party	100	100
Total assets	$ 591,898	$ 16,454
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable - related party	$ 17,535	$ 20,943
Accounts payable	33,125	-
State income tax payable	500	456
Total liabilities	51,160	21,399
Commitments and contingencies	-	-
Stockholders' equity		
Common stock - Class A, 20,000,000 and 100 shares issued and outstanding at December 31, 2020 and 2019	20,000	-
Common stock - Class B, 1,528,043 and 0 shares issued and outstanding at December 31, 2020 and 2019	1,528	-
Additional paid-in capital	910,163	100
Accumulated deficit	(390,953)	(5,045)
Total stockholders' equity	540,738	(4,945)
Total liabilities and stockholders' equity	$ 591,898	$ 16,454

See independant auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.

STATEMENTS OF OPERATIONS

For the two years ending December 31, 2020 and 2019

	2020	2019
Revenue	$ 66,837	$ 32,243
Operating expenses		
Professional fees (including legal and technology)	243,052	28,021
Rent	16,069	3,448
Staffing costs - parent company	45,287	-
General and administrative (including staffing and marketing)	147,837	341
Total operating expenses	452,245	31,810
Net loss before income taxes	(385,408)	433
Provision for state income taxes	(500)	(456)
Net loss	$ (385,908)	$ (23)

See independant auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the two years ending December 31, 2020 and 2019

	Common Stock - Class A		Common Stock - Class B		Total Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2018	100	-	-	$ -	$ 100	$ (5,022)	$ (4,922)
Net loss	-	-	-	-	-	(23)	(23)
Balance on December 31, 2019	100	-	-	-	100	(5,045)	(4,945)
Class A voting stock split (200,000:1)	19,999,900	20,000	-	-	(20,000)	-	-
Shares issued for cash	-	-	1,368,144	1,368	1,024,740	-	1,026,108
Shares issued for services for equity raise	-	-	159,899	160	119,764	-	119,924
Fees related to equity raise	-	-	-	-	(214,441)	-	(214,441)
Net loss	-	-	-	-	-	(385,908)	(385,908)
Balance on December 31, 2020	20,000,000	$ 20,000	1,528,043	$ 1,528	$ 910,163	$ (390,953)	$ 540,738

See independant auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.

STATEMENTS OF CASH FLOWS

For the two years ending December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (385,908)	$ (23)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable, net	2,275	8,538
Funds held in escrow	(54,314)	-
Subscription receivable - related party	-	-
Accounts payable - related party	(3,408)	429
Accounts payable	33,125	-
State income tax payable	44	-
Net cash provided (used) by operating activities	(408,186)	8,944
Cash flows from operating activities		
Net proceeds from issuance of common stock - class B	931,591	-
Net cash provided by financing activities	931,591	-
Net increase in cash and cash equivalents	523,405	8,944
Cash and cash equivalents, beginning	14,079	5,135
Cash and cash equivalents, ending	$ 537,484	$ 14,079
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ 456	$ -
Non-cash financing activities:		
Stock issued for receivable - related party	$ -	$ 100

See independant auditors' report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Beanstox, Inc. ("the Company") was incorporated on March 14, 2018 under the laws of the State of Delaware, and is headquartered in Boston, MA. The Company provides investment advisory services through the use of a mobile app.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from investment contracts prescribed under ASC 606 five-step model:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from monthly services provided to customers via the Company's mobile application. Revenue for these services is recognized in the month the financial advisement services are provided.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Other Receivable

As a part of the equity raise that began in August of 2020, approximately 5% of the funds raised are being held by the funding portal in an escrow account and is to be received in 2021. As of December 31, 2020, the amounts held in escrow was $54,314.

Advertising costs

The Company's advertising costs are expensed as incurred. During the two years ending December 31, 2020 and 2019, the Company recognized $75,312 and $0 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for 2018 begin to expire in 2038, and the net operating loss carryforward from 2019 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the tax rates for the Company at December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
MA Tax Rate	5.00%	5.05%
Blended rate	24.95%	24.99%

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets and liabilities of the Company at December 31:

		2020		2019
Net operating loss carryforward	$	(398,967)	$	(12,559)
Total deferred tax asset		(99,542)		(3,138)
Valuation allowance		99,542		3,138
Deferred tax asset, net	$	-	$	-

The change in the valuation from 2019 to 2020 was $96,404.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU had a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 26, 2021, the date these financial statements were available to be issued and noted the following subsequent events needing disclosure.

In January of 2021, the Company raised an additional $35,683 for the issuance of 47,577 shares of class B common stock. There were an additional 4,462 shares of class B common stock issued for fees related to the equity raise.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $390,953 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period from March 14, 2018 (inception) to December 31, 2018, the Company issued common stock to a company under common control in exchange for cash to be received. The balance is non-interest bearing. At December 31, 2020 and 2019, the balance outstanding is $100 and is recorded under 'Subscription receivable - related party' on the balance sheets.

Since the Company's inception of March 14, 2018, a related party through common ownership advanced funds to the Company for operations. These advances are non-interest bearing. At December 31, 2020 and 2019, the amount of advances outstanding is $17,535 and $20,943, respectively, and are recorded under 'Accounts payable – related party' on the balance sheets.

In 2020, the Company's Canadian parent Company, Beanstox Investments Inc., began charging a management fee to the Company for the services it provides relating to managing the Company and charging monthly rent. The amounts for the management fee and rent are $45,287 and $11,618, respectively.

NOTE 4 – COMMON STOCK

At December 31, 2019, the Company had 1,000, $0.001 par value, shares of common stock authorized, with 100 shares issued and outstanding. There were no common stock transactions during the year ending December 31, 2019.

During the year ended December 31, 2020, the Company amended its articles to create two classes of common stock, class A & class B. Class A common stock, par value $0.001, has 20,000,000 shares authorized. Class B common stock, par value $0.001, has 10,000,000 shares authorized.

During the year ended December 31, 2020, the Company effected a 200,000:1 class A stock split. As a result, the 100 founders shares of common stock was split into 20,000,000.

Beginning in August of 2020, the Company began an equity raise through the StartEngine funding portal. As a part of that raise, the Company issued 1,368,144 shares of class B common stock at $0.75 per share for gross proceeds of $1,026,108. In addition, the Company issued 159,899 shares of class B common stock at $0.75 for services as well as perks to investors valued at $119,924. The Company incurred an additional $94,677 of expenses directly relating to the raise. Both the shares issued for services and other expenses are recorded as a direct reduction to additional paid in capital.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Beanstox

Beanstox

Seriously Simple Investing


Beanstox
the app for
Seriously Simple Investing®
Kevin O'Leary,
Chairman & Co-owner
$6,232.14

Website Boston, MA

FINANCIAL SERVICES SOFTWARE & SERVICES

Kevin O'Leary (known for Shark Tank) cofounded Beanstox with Connor O'Brien (CEO of $1.5 billion O'Shares ETFs), developing the Beanstox app and automated wealth management, designed to help millions of Americans automate their saving, investing and wealth building. O'Leary learned that over 100 million Americans have little or no savings and investments, and almost nothing put away for retirement. He committed to developing Beanstox for "Seriously Simple Investing", enabling people to begin investing in minutes, with personalized portfolios, automated recurring investments, and more - all for a simple $5 monthly subscription fee. Beanstox's target market is this large population of over 100 million potential new investors, most of them middle income Americans. Beanstox successfully launched its app in March 2020 (soft launch) and an app redesign in February 2021, followed by increased client base growth. Beanstox also recently began evaluating introducing Beanstox mobile banking to provide integrated cost-effective banking services and accelerate growth.

$1,440,740 raised

$1,026,108 previously crowdfunded

1,367 Investors	$27M Valuation
$1.25 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 76 Comments Follow

Reasons to Invest

- Large-scale market of over 100 million Americans needing help with saving and investing, while market studies indicate expected worldwide robo-advisory market growth to $16 trillion of assets under management by 2025.
- Beanstox has grown to over 22,000 user accounts; 8,000 approved accounts; 1,400 clients subscribed at $5/month/client; monthly client growth rate is up 100% from 9/20 to 6/21 on limited marketing.
- Marketing advantages with Shark Tank investor Kevin O'Leary, as Beanstox Chairman, co-owner and brand ambassador, extends the company's reach to millions of people, thus far helping achieve an attractive client acquisition cost of under $50/client (CAC).


Seriously Simple
Investing

Rewards

Get rewarded for investing more into Beanstox:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$5,000+
Investment
First Tier
$5,000+ 5% bonus shares

$10,000+
Investment
Second Tier
$10,000+ 10% bonus shares

THE PROBLEM

Investing is difficult for many people

At Beanstox, we believe the choices for personalized investing are limited for middle-income people as traditional financial service providers often have high minimums, such as $100,000, with annual fees as high as 1% of assets under management, which is $1,000/yr, while lower cost choices provide limited or no personalized management. Unfortunately, many adults are heading to a retirement of poverty - in fact, over 100 million households do not have an investment account and are not saving and investing for retirement.


100M
American households have no investment account

**Data as of 2013.*

Many Americans who are only saving but not investing are missing the power of compounding returns that could greatly improve their financial wealth and retirement savings over the course of their lifetime. Someone only saving $100/week over 40 years, but not investing and assuming no interest accrual, would save $208,000; however by investing the same $100/week for 40 years at an estimated annualized return of 8% (including reinvestment of dividends and excluding fees and taxes), invested in a properly diversified portfolio for the entire period and keeping the funds invested throughout the entire investment period, **an investor could end up with over $1.5 million**. Beanstox helps make the power of compounding returns accessible to all people.

How You Invest Your Income Matters

Market Returns	8%
Weekly Investing	$100


$1.6M
$1.4M
$1.2M
$1M
$800K
$600K
$400K
$200K
$1,525,698
$208K
40 Years- Weekly Investment
Simple Savings
Investing at 8%

**Simple saving assumes no interest rate accrual.*

**Assumes an annualized market return of 8%, below the 30 and 40-year annualized market return for the S&P 500. Actual returns will vary greatly and depend on personal and market conditions. Past performance does not guarantee future result.*

This chart does not reflect fees or costs associated with investing. It is not indicative of past performance or any client's experience using the Beanstox App.

THE SOLUTION

Make investing seriously simple

Our team at Beanstox developed an app that enables people to start investing in minutes. We realized that an effective solution must be serious, simple, and personalized to each client, designed to combine saving with automated investing to "use the power of compounding". We also realized the benefits of providing people an investment approach similar to the way Kevin O'Leary invests for his family's wealth.

Automated investing

Clients receive personalized portfolios and recommendations based on their individual investment goals and risk tolerance levels. Clients set the amount they want to add to each investment goal every week or month, which is then automatically invested.



9:41
Beanstox
"It's seriously simple investing!"
Kevin O'Leary, Chairman
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9:41
Your risk profile
Review your plan
Holdings
Vanguard Total Stock Market ETF 25%
WisdomTree U.S. Quality Dividend Growth Fund 21%
iShares Russell 1000 Value ETF 7%
iShares Russell Mid-Cap Growth ETF 7%
WisdomTree Emerging Markets ex-State-Owned 11%
Invesco NASDAQ Internet ETF 9%
iShares Core U.S. Aggregate Bond ETF 10%
iShares Core U.S. Muni Bond ETF 10%
Back
Confirm your plan

Straightforward subscription model with a low minimum investment

Many clients appreciate our simple monthly subscription fee of $5*, with no hidden fees or surprising charges, allowing clients to start investing with as little as $100. Most clients (as of 3/31/21) start with over $500 and approximately 80% use the automated investment service, most choosing to add $200 or more per month.

$5/Month

**This membership fee covers costs associated with portfolio advisory services, custody, account maintenance and trade execution but additional services may incur additional fees, and the fee does not include fees and expenses charged by ETFs to their shareholders. Learn about fees here.*

Recurring deposits

Set weekly or monthly recurring deposits for each goal, the client decides. Depending on how much you invest, the app will show you the potential return you can expect (based on the number of years you stay fully invested). Most clients, approximately 80%, use the automated recurring deposit feature provided by Beanstox.



Your risk profile
Review your plan
Holdings
Vanguard Total Stock Market ETF 25%
WisdomTree U.S. Quality Dividend Growth Fund 21%
iShares Russell 1000 Value ETF 7%
iShares Russell Mid-Cap Growth ETF 7%
WisdomTree Emerging Markets ex-State-Owned 11%
Invesco NASDAQ Internet ETF 9%
iShares Core U.S. Aggregate Bond ETF 10%
iShares Core U.S. Muni Bond ETF 10%
Back
Confirm your plan
Weekly Investment:
$100
Length of Time:
20 years
Stocks:
65%
Money:
$223,473

THE MARKET

The robo-advisory market expected to soon manage over $16 trillion of assets

Market studies indicate that the worldwide robo-advisory market is expected to grow to $16 trillion of assets under management forecasted by 2025. Among the 100 million Americans with no investment account, we believe that about 30-40 million people in the U.S. will open a robo-advisory account in the next five years.



Worldwide Robo-Advisory Market
$16 Trillion
by 2025

OUR TRACTION

Kevin O'Leary's impact of media coverage as Beanstox cofounder

Beanstox has grown since the $1.07 million crowdfunding completed a few months ago. We've grown to over 22,000 user accounts; 8,000 approved accounts; and 1,400 clients subscribed at $5/month/client. The monthly client growth rate increased by over 100% from 9/20 to 6/21 on limited marketing, and we believe there is potential for significant growth, and we believe we are sufficiently differentiated from our peers.



Beanstox
Accelerating User Accounts Growth Post-Funding
25,000
20,000
15,000
10,000
5,000
-
5,369
8,897
14,012
19,764
22,551
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Pre-funding
Post-funding
App Upgrade Launched

Beanstox cofounder, Kevin O'Leary, is widely recognized as a savvy investor, and a brand trusted by many. He is known across America as an investor on the very popular show Shark Tank, as well as a contributor on CNBC and more. O'Leary, in media appearances and articles, helps build the Beanstox brand and generate thousands of downloads. His expected marketing impact includes exposure in traditional media, increased value in paid media, and broad growing exposure in social media with his following of over 3 million people across all his platforms.



WHAT WE DO

An easy to use app, for automated investing and wealth building

The Beanstox app is both simple to use and serious about investing. Our technology uses each client's investment goals and risk tolerance levels to determine an appropriate personalized portfolio, built using diversification across selected ETFs (Exchange Traded Funds). Our investment approach reflects Kevin O'Leary's investment principles: keep it simple, keep investing, keep portfolios diversified.


9:41
Beanstox
Welcome John,
you currently have
$6,232.14
Wealth Builder
Value $2,082.98
Gain / Loss +$312.48
See plan
Add funds
Add Goal
Personal finance
Saving & Investing
My Account

Beanstox has already established an automated wealth management platform, with business partners and required capabilities for technology, account opening, KYC/AML, banking data connections, brokerage and custody, investing, account management, reporting and more.

We've Established A Range of Capabilities & Relationships For:

KYC/AML

Brokerage & Custody

Banking Data Connections


Investing
Account Management
Reporting

THE BUSINESS MODEL

B2C subscription-based business model, with low operational costs

Beanstox uses a straightforward subscription model: $5/Month. The variable costs per user are ~$1/Month, including bank connection, securities trading, account maintenance and reporting costs. Fixed costs include our core team and marketing expenses. We could achieve break-even with 30,000 clients based on current costs.


Break Even Point
30K clients

HOW WE ARE DIFFERENT

Instant marketability meets maximum accessibility

Kevin O'Leary's reputation as an investing expert, widely featured in traditional media, gives our brand a clear advantage in the marketplace. Our brand begins with an established sense of trust among many consumers.

Our app features set us apart from our competitors: keep it simple yet serious; provide multi-goal investing; automate almost everything; provide serious info on personal finance; provide access to livestream education with Kevin O'Leary and expert guest speakers.


Your risk profile
Review your plan
Plan Summary
Edit
Initial investment
$1,000
Recurring investment amount
$100
Frequency
Every month
Investment timeline
10 years
Proposed portfolio
Back
Confirm your plan
Quick Setup
Multi-Goal Investing
Automated Investing
Investor Education

Some apps provide "round up" investing or enable users to invest their spare change, while other apps provide services for more affluent investors. Beanstox fits somewhere in the middle as a way for middle income Americans to start seriously investing a target amount, such as $100 each week or month, working their way toward financial freedom.

Middle Income Americans Are Left Out

Robo Advisory Market -
Income Level vs. Average Account



$110K
$100K
$90K
$80K
$70K
$60K
$50K
$40K
$30K
Typical Income Level
Betterment
Wealthfront
Beanstox
Acorns
Stash
$0
$10K
$20K
$30K
$40K
$50K
$60K
Average Account

**Graph developed based on internal research*

THE VISION

Empowering millions to use automated wealth building and integrated mobile banking services to attain financial freedom

Beanstox's vision is to become a leading personal financial platform for the millions of middle-income households considered "too small" by traditional wealth management service providers, and charged fees considered "expensive" by their traditional banks. Beanstox successfully launched automated wealth in March 2020, followed by a recent app redesign in February 2021, and increased its client base growth. Beanstox is also evaluating the potential to make investing and banking even easier by introducing Beanstox mobile banking (neobank model), with integrated cost-effective banking services, aiming to improve client service and accelerate growth. Neobanks are fintech companies providing digital banking services exclusively through mobile applications or websites. They do not have traditional physical branch locations, have reduced employee costs and some leverage the banking infrastructure provided by partner banks. The $27 billion neobank market has already experienced growth with an estimated 39 million users globally.

OUR TEAM

On a mission to make financial freedom more accessible

Beanstox was cofounded by Chairman and brand ambassador, Kevin O'Leary, and CEO, Connor O'Brien. Kevin O'Leary has worked closely with the company's core team since it's development. The Beanstox team members have experience with investment management, digital marketing, customer service, compliance and more. With Kevin O'Leary giving Beanstox the unique edge of high impact marketing, we are focused on delivering a high-quality client experience. Our team now also includes professionals with experience in wealth management from major firms.

WHY INVEST

Now is your opportunity to become a part of our long-term growth

Beanstox is focused on helping millions of people grow their wealth over time and achieve financial freedom in a way that works for them. Our ability to achieve our goals will be accelerated by inviting like-minded people to become Beanstox clients and owners. As an Investor in Beanstox, become a part of our long-term growth plan.


Beanstox
Welcome John, you currently have
$6,232.14
Wealth Builder
See plan
Add funds
Add Goal
Personal finance
Saving & Investing
Beanstox
Seriously Simple Investing

Meet Our Team



Kevin O'Leary

Chairman & Co-Owner

Kevin is actively involved in Beanstox, particularly regarding investor experience, strategy and marketing. Mr. O'Leary, aka Mr. Wonderful on Shark Tank, is a well-known investor, entrepreneur and business builder. He has a social media following of over 3 million people and has experience with digital marketing strategies for various consumer businesses. He is passionate about helping people with financial literacy and building their financial future. He is the bestselling author of three books on personal finance, money and investing: Cold Hard Truth: On Business, Money & Life, Cold Hard Truth on Men, Women & Money, and Cold Hard Truth on Family, Kids and Money. Kevin O'Leary is a strategic advisor and paid spokesperson for StartEngine, which owns the funding portal hosting the Offering.



Connor O'Brien

CEO, President, Director & Co-Owner

Connor leads the development, team building and management of the company. Mr. O'Brien has over 30 years of experience in financial services, including 15 years in New York, at Lehman Brothers and Merrill Lynch, followed by investment management in leading a mutual fund business and then leading the successful development and growth of O'Shares ETFs with ETFs listed on the New York Stock Exchange. He has led Beanstox through product development and successful release in the AppStores. He is a graduate of Dartmouth College (MBA) and Middlebury College (BA in Physics and Economics).



Louise Anne Poirier

Chief Financial Officer & Chief Compliance Officer

Louise Anne oversees administration, compliance and operations at Beanstox. She is an attorney with over 30 years of legal and investment management experience, initially in New York handling corporate securities and investment fund related matters at the Wall Street law firm of Schulte, Roth and Zabel and subsequently at Stanton Asset Management and O'Leary Funds in Montreal. Ms. Poirier is also the Treasurer and CCO at O'Shares ETFs. Ms. Poirier is a graduate of the University of Montréal (LL.B.) and Columbia University (Masters International and Public Affairs).



Carrie Farnsworth

Chief Operating Officer

Carrie brings to Beanstox her leadership and significant experience in consumer-focused Fintech, having recently built the digital consumer deposits infrastructure at Sofi ($2.3 billion public company) and previously built the successful consumer "e-banking" business at CIT ($5 billion public company) in addition to managing multiple bank mergers. At Beanstox, Carrie has a leadership role in daily management across operations, product development, marketing, customer service and more, as well as building the team and implementing the vision for Beanstox NeoBank and Automated Wealth. She is a graduate of Baylor University, Waco, Texas (BBA Financial Analysis & International Business).

Offering Summary

Company :	Beanstox Inc.
Corporate Address :	75 State Street, Suite 100, Boston, MA 02109
Offering Minimum :	$10,000.00
Offering Maximum :	$3,929,998.75
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	8,000
Maximum Number of Shares Offered	3,143,999
Price per Share	$1.25
Pre-Money Valuation	$26,975,102.50

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

First 72 hours - Friends and Family - 20% bonus shares

Next 72 hours - Super Early Bird Bonus - 10% bonus shares

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$5,000+ 5% bonus shares

$10,000+ 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Beanstox Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.25/ share, you will receive and own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

28 minutes ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Beanstox offering. Here's an excerpt describing the specifics of the change:

Issuer is extending the campaign for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Material Change in Offering

30 minutes ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Beanstox offering. Here's an excerpt describing the specifics of the change:

Issuer is extending the campaign for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

New $10 billion Fintech Startups in 2021

1 day ago


Most $10 billion Startups
in 2021 are Fintech

How do so many Fintech startups achieve success and large valuations? Digital innovation enables providing better services at lower costs. In turn, this expands markets by serving more customers. Unicorns are often successful with low pricing, distribution and customer acquisition, often expanding markets by attracting clients that have never before had comparable services. These are elements of the strategy guiding us at Beanstox.

"**Innovation** is the top driver of fintech success, followed by targeting unbanked customers and delivering quality products" according to an article by Tellimer Technologies.

Fintech in 2021 had more unicorns exceed $10 billion valuations than any other category: 9 Fintech, 4 E-commerce, 3 AI, 3 Hardware, 3 Internet services, among others.

Top Fintech Valuations:

- Stripe: $95B
- Klarna: $46B
- Revolut: $33B
- Nubank: $30B
- Chime: $25B

Source: Visual Capitalist. The World's Biggest Startups: Top Unicorns of 2021

Reminder: Deadline to invest in the Beanstox crowdfunding is approaching.
Get more info here: Beanstox | StartEngine

We are excited by the Fintech growth opportunities for Beanstox, although also mindful that for every Fintech success story, many others are less successful.

VC Investment Records Smashed (November 2021 data)

7 days ago

November Smashes Another Record As Financial Services Leads In New Unicorn Creation (Crunchbase News 12/8/21)

Money flows into tech sector private companies keeps on growing. "Smart money" venture capital firms keep driving the trends, demonstrating confidence in the tech opportunities, including financial services. This in turn is driving the creation of more and more "Unicorns" (private companies with valuations of $1B+).


Global Funding By Month Through November 2021
Includes seed, venture and private equity for venture-backed companies
$23B
$19B
$26B
$25B
$29B
$28B
$34B
$24B
$33B
$30B
$26B
$39B
$43B
$38B
$56B
$52B
$46B
$63B
$62B
$50B
$52B
$56B
$65B
2020
2021
crunchbase

The article mentions "Global funding in 2021 has topped $580 billion as of the end of November, compared to $335 billion in funding for 2020. Last month was also the third month this year to peak at over $60 billion."

Highlights as of November:

- Money invested? Global total in 2021 up 73% to $580 billion
- Strongest sector? Financial services had the most new Unicorns
- Unicorns created ($1B+ private market value)? 48 in November

Full story and charts here: **Monthly Funding Recap: November Smashes Another Record As Financial Services Leads In New Unicorn Creation | Crunchbase**

We are excited by the Fintech growth opportunities for Beanstox, although also mindful that for every Fintech success story, many others are less successful.

Reminder: Deadline to invest in the Beanstox crowdfunding is approaching.
Get more info here: Beanstox | StartEngine

Growth to $1.4 Million from 1300+ Investors

9 days ago


Over
$1.4 Million
invested!

We appreciate our crowdfunding investors. Your investment helps us grow the Beanstox business.

Deadline reminder**:** Invest before the Beanstox crowdfunding deadline!

You can join the 1,300+ people investing in Beanstox, a financial technology business, alongside Kevin O'Leary, Chairman/co-owner. Our automated wealth building service is designed for the 100 million Americans who are not yet investing. Beanstox and O'Leary want to help them get started.

What else? Try the Beanstox App, become a brand ambassador! Your comments and ideas help accelerate our innovation.

You can also share this message with friends, tell your "crowd." If you already invested, thank you!

The entire Beanstox Team appreciates your interest in our Fintech business growth opportunity.

Thanks,

The Beanstox Team

Get info on investing alongside Kevin O'Leary in the Beanstox business:
www.startengine.com/beanstox

Fintech Map: Top Players and Their Valuations

10 days ago

Mapping the fintech world's top players and their most successful imitators (PitchBook 11/23/21)


Fintech Map: Top Players and Their Valuations

Investors may be interested to know the top categories in Fintech, the valuations of top players and where they are in the world.

Interactive map and story here: Mapping the fintech world's top players and their most successful imitators | PitchBook

According to the article "During the pandemic, Fintech startups have enjoyed fast growth and a surge in VC funding, vaulting some to the upper reaches of the valuation leaderboard."

Fintech categories and top company valuation.

• Investing platforms, Robinhood $36 billion

• Neobanks, Chime $25 billion

• Buy now, pay later, platforms, Klarna $46 billion

• Financial data aggregators, Plaid $13 billion

• Payment processing platforms, Stripe $152 billion

We are excited by the Fintech growth opportunities for Beanstox, although also mindful that for every Fintech success story, many others are less successful.

Deadline reminder: Deadline to invest in the Beanstox crowdfunding is approaching.
Get more info here: Beanstox | StartEngine

Notice of Funds Disbursement

11 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Beanstox has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Beanstox be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Beanstox CEO on "Growth & Marketing"

13 days ago

Investors know that marketing is key to generating business growth. Beanstox CEO, Connor O'Brien, shares some comments about growth and marketing in this early growth stage for Beanstox.

Check the video for some quick highlights about:

1. Crowdfunding progress

2. User account growth

3. Marketing strategies


Beanstox CEO on "Growth & Marketing"
Watch later
Share
Beanstox
Seriously Simple Investing
BEANSTOX CEO ON "GROWTH & MARKETING"
Watch on YouTube

Yes, you can share this with family and friends who could be interested.

Get info on how to invest in the Beanstox business at StartEngine.com/Beanstox

Kevin O'Leary Answers "Who is Beanstox for?"

14 days ago

Reminder: The deadline to invest in the Beanstox crowdfunding is approaching. Don't miss your opportunity to invest in the Beanstox business alongside Kevin O'Leary, Chairman/co-owner.

Kevin O'Leary breaks down how Beanstox works and who this exciting Wealthtech app can really help.

Check the video for some quick highlights about:

1. Who Beanstox is designed for

2. How Beanstox simplifies investing

3. O'Leary's tips on how to use Beanstox to reach your investment goals


Kevin O'Leary Answers... Who is Beanstox ...
Watch later
Share
Beanstox
Seriously Simple Investing
Kevin O'Leary Answers...
Who is Beanstox for?
Watch on YouTube

Yes, you can share this with family and friends who could be interested. Get info on how to invest in the Beanstox business at StartEngine.com/Beanstox.

New Data: VC Valuation Trends in Seven Charts

17 days ago


New Data: VC Valuation Trends in Seven Charts

US venture capital valuation trends in seven charts (PitchBook 11/29/21)

Investors may want to check this new data on VC valuations, published by PitchBook.

"The venture industry has continued to prove its resiliency in 2021—a year marked by outsized funds, numerous mega-deals and the soaring interest of multistage investors looking to back younger startups. As a result, valuations of VC-backed companies are on the rise across most stages in the third quarter. Our latest US VC Valuations report takes a deep dive into startup valuations across the venture lifecycle through Q3 2021, including spotlights on sectors such as biotech, climate tech and enterprise tech. Here's a closer look at seven key charts that depict how startup valuations have changed amid the frenzied dealmaking of the last few quarters."

Highlights:

- Median early-stage valuation hits new high
- Massive upticks in early-stage valuation multiples

Charts and story here: US venture capital valuation trends in seven charts | PitchBook

Deadline to invest in the Beanstox crowdfunding is approaching. Get more info here: Beanstox | StartEngine

We are excited by the Fintech growth opportunities for Beanstox, although also mindful that for every Fintech success story, many others which less successful.

SHOW MORE UPDATES

Comments (48 total)

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Kannan K. 4 INVESTMENTS 8 days ago
How is this solution a different one from the likes of Acorn?
0

Sean H. 1 INVESTMENT 13 days ago
Could you please explain how you came to value Beanstox at $27 million? Reading the financials provided in Beanstox's offer sheet it would appear that over two years of operation you have only manage to grow revenue by $30k year over year. At the same time operating expenses have quadrupled and total net income is a disaster. Seems like you are coming out to early. In the words of the great Kevin O'Leary, "you've got nothing here". What is your plan for increase the average number of users to this platform?
0 View 2 replies

Randy W. 2 INVESTMENTS 16 days ago
hi, how about a desktop version? mobile apps are too hard to see. Maybe get more customers wanting to try it out.
Will MSTR be available?
0 View 1 reply

Ernest T. 3 INVESTMENTS a month ago
I feel like M1 finance has already cornered this market with no fee. What would make this more attractive with a fee, besides Kevin's shiny nugget as a brand ambassador? Also, I watched an interview where Kevin says this is aimed at a dividend strategy. Is the dividend strategy he speaking about through dividend stocks, or is there some other dividend play here?
0 View 2 replies

Michael B. 4 INVESTMENTS 2 months ago
"We've grown to over 22,000 user accounts; 8,000 approved accounts; and 1,400 clients subscribed at $5/month/client."

That means the fee is driving away 83% of your approved customer base. Users who have applied and gone through KYC are valuable; they've already passed significant hurdles to get on your app. I don't mind the fact that you're sticking to your perspective on the fee despite the feedback, but there needs to be a good data driven case that it isn't harming the business' growth or profitability vs. a commission model or the option of one.

2 View 1 reply

Paul B. 2 INVESTMENTS 2 months ago
Who is JAMES DONALD and where does he work ???

0 View 2 replies

Thom M. 2 months ago
I have lots of winning with Expert James Donald not like this place is limited. I love crypto investment.

0 View 6 replies

Heshy P. 1 INVESTMENT 2 months ago
Why doesn't it say anywhere that there is a 35.00 processing fee? Only after you submit your investment.

0 View 4 replies

Samuel M. 23 INVESTMENTS 3 months ago
Are there plans to add traditional and/or Roth IRA options?

6

mark k. 8 INVESTMENTS 3 months ago
While I 100% agree with the current/reported retirement crisis in America and what can be done about it, I don't see Beanstox being a big game-changer in the fintech/investing industry. Truthfully, after reading about the $5/mo fee I quickly decided not to kiss my $$ goodbye investing in this company. Part of me wonders if Mr. O'Brien is looking for a way to boost *his* retirement balances by this unnecessary fee. If he's that serious about helping out "the small guys", he needs to eliminate this fee immediately.

Based on my own experience with investing my brokerage accounts, I know if I cannot outperform an S&P 500 fund (think VOO or similar), my time doing research is a waste - along with paying *any* fees for someone to under-perform the market. If Beanstox can guarantee in writing that it will consistently meet or beat an S&P 500 fund, only then would I consider investing in the company.

However, I would most likely not use the app as I doubt you could provide a better trading platform than Fidelity Active Trader Pro (I use this mostly as an active options trader) or Robinhood which is my "play money" account where I test different strategies before implementing via Fidelity. And with my RH account up 754% since Aug 2018 as of this writing I think I'll stick with my current investing thesis.

Just my two cents...

1 View 2 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, Kevin O'Leary here. Today over 100 million Americans don't have an investment account. I want to help, so what I've been doing is thinking about how do we make this easy. That's why I created along with a whole team of others an app called Beanstox. Beanstox makes investing really easy. You download it your phone, you set it up, you connect it to your bank account, and you tell it what to take each week. I recommend 100 bucks a week. You can do whatever you want, but the whole idea is you start to invest. Tell it anything you want, but it does the work for you. It's really investing made very, very simple. That was the whole idea of Beanstox. What are the costs? It's a flat fee. It's five dollars a month for all the things you do no matter how much you put in or don't put in a month. Now how are we going to grow this business? I love the idea of crowdfunding. It's a way to let your actual advocates or your customers invest along with you. StartEngine is America's largest crowdfunding platform. I'm actually an investor in StartEngine, and I'm an advisor to them. If you want to try Beanstox that's easy. You can just download it. If you want to invest in Beanstox too, go to startengine.com. I've invested in Beanstox already. I love the idea of it, so I think the product is really, really ready to go, and if you'd like to invest alongside me just go to startengine.com. Put in whatever you like. I'd like to see people start investing, and Beanstox makes it really simple, so check it out and if you want become a shareholder at startengine.com. Take care my friends.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BEANSTOX INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF JUNE, A.D. 2020, AT 1:56 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6797561 8100
SR# 20205441817

Authentication: 203035798
Date: 06-02-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:56 PM 06/02/2020
FILED 01:56 PM 06/02/2020
SR 20205441817 - File Number 6797561

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BEANSTOX INC.

The undersigned, being the President of Beanstox Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies:

I. The name of the Corporation is Beanstox Inc. (the "Corporation"). The Corporation was originally incorporated under the same name.

II. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 14, 2018.

III. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IV. The amendments to, and restatement of, the Certificate of Incorporation as set forth herein was authorized by unanimous written consent of the Board of Directors of the Corporation and the written consent of the sole stockholder entitled to vote thereon.

V. The text of the Certificate of Incorporation is amended and restated in its entirety to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Beanstox Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on June 2, 2020.

Name: Connor O'Brien
Title: President

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BEANSTOX INC.

FIRST. The name of the corporation is Beanstox Inc.

SECOND. The address of the corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

(a) The total number of shares of stock which the corporation shall have authority to issue is 30,000,000 consisting of (a) 20,000,000 shares of Class A Voting Common Stock, par value of $0.001 per share ("Class A Voting Common Stock") and (b) 10,000,000 shares of Class B Non-Voting Common Stock, par value $0.001 per share ("Class B Non-Voting Common Stock").

(b) The rights, powers and privileges of the Class A Voting Common Stock and Class B Non-Voting Common Stock shall be equal and identical in every respect other than in respect of voting rights as set forth herein. Except as required by the Delaware General Corporation Law, as amended, the holders of the Class A Voting Common Stock shall possess exclusively all voting power and each holder of Class A Voting Common Stock shall be entitled to one (1) vote in respect of each share of Class A Voting Common Stock held by him, her or it of record on the books of the corporation for the election of directors and on all other matters submitted to a vote of stockholders of the corporation. The Class B Non-Voting Common Stock shall be non-voting and shall not entitle the holders thereof to any voting rights or to receive notice of any meeting of the stockholders of the Corporation (other than as may be expressly required under the Delaware General Corporation Law, as amended).

(c) The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective subsection 242(b)(2) of the Delaware General Corporation Law, as amended.

FIFTH. Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the by-laws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any by-law whether adopted by them or otherwise.

SEVENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.